

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 5, 2018

Via Email
Andrés Ocampo
Chief Financial Officer
GeoPark Limited
Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile

Re: **GeoPark Limited**
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed April 11, 2017
    File No. 001-36298

Dear Mr. Ocampo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources